CUSIP No. 87484T 108	13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TALOS ENERGY, INC.

(Name of Issuer)

COMMON STOCK, par value $0.01 per share

(Title of Class of Securities)

87484T 108

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. AP Talos Energy LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 12,425,443
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 12,425,443

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,425,443
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 15.2%
14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. AP Talos Energy Debtco LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,616,653
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,616,653

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,616,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Talos Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 14,032,096
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 14,032,096
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,032,096
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person PN

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Management VII, L.P
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 14,032,096
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 14,032,096
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,032,096
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person PN

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. AIF VII Management, LLC
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 14,032,096
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 14,032,096
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,032,096
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Management, L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 14,032,096
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 14,032,096
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,032,096
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 14,032,096
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 14,032,096
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,032,096
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Commodities Management, L.P., with respect to Series I
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 14,032,096
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 14,032,096
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,032,096
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person PN

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Commodities Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 14,032,096
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 14,032,096
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,032,096
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Management Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 14,032,096
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 14,032,096
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,032,096
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person PN

CUSIP No. 87484T 108	13D

1.	Names of Reporting Persons. Apollo Management Holdings GP, LLC
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 14,032,096
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 14,032,096
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,032,096
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Talos Energy, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 500 Dallas Street, Suite 2000, Houston, TX 77002.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D filed by the Reporting Persons on May 21, 2018, the Amendment No. 1 filed by the Reporting Persons on Schedule 13D on June 1, 2021 (“Amendment No. 1”), and the Amendment No. 2 filed by the Reporting Persons on Schedule 13D on June 15, 2021 (“Amendment No. 2”).

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 13D, Amendment No. 1, and Amendment No. 2.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds or Other Consideration

No change.

Item 4. Purpose of Transaction

No change.

Item 5. Interest in Securities of the Issuer

AP Talos and Debtco are the record owners of an aggregate of 14,032,096 shares of the Issuer’s Common Stock, which represents approximately 17.2% of the Issuer’s outstanding Common Stock. Each of AP Talos and Debtco disclaims beneficial ownership of any shares of the Issuer’s common stock owned of record by the other, and each of Management VII, AIF VII, Apollo Management, Management GP, Commodities Management, Commodities Management GP, Management Holdings and Management Holdings GP disclaims beneficial ownership of any shares of the Issuer’s common stock owned of record by the AP Talos or Debtco, in each case except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a) See also the information contained on the cover pages of this Amendment No. 3 on Schedule 13D which is incorporated herein by reference. The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 81,707,594 shares of Common Stock outstanding as of April 28, 2021, as reported by the Issuer on Form 10-Q for the period ended March 31, 2021 filed with the Securities and Exchange Commission on May 6, 2021.

(b) By virtue of the mutual agreement to vote their Common Stock in favor of each nominee nominated pursuant to the Stockholders’ Agreement, the Reporting Persons may be deemed to be members of a “group” with, and may be deemed to have or share indirect voting power over the 25,926,683 shares of Common Stock held of record by, entities affiliated with Riverstone (“the Riverstone Stockholders”). The Reporting Persons expressly disclaim any beneficial ownership of shares held of record by the Riverstone Stockholders and the number of shares reported in the cover pages as shared voting power does not include those shares of Common Stock. In the aggregate any group formed thereby would beneficially own 39,968,779 shares or approximately 48.9% of the Issuer’s Common Stock outstanding. The beneficial ownership of the Riverstone Stockholders has been reported separately on a Schedule 13D/A filed with the Securities and Exchange Commission on March 18, 2020.

(c) During the previous 60 days AP Talos sold the following shares on the open market:

CUSIP No. 87484T 108	13D

5/24/2021	3,664	6/11/2021	84,853
5/25/2021	2,059	6/14/2021	80,339
5/27/2021	32,536	6/15/2021	93,543
5/28/2021	49,406	6/16/2021	103,034
6/1/2021	100,000	6/17/2021	149,429
6/2/2021	136,589	6/18/2021	221,140
6/3/2021	78,641	6/21/2021	126,099
6/4/2021	94,207	6/22/2021	108,650
6/7/2021	97,773	6/23/2021	2,195,319
6/8/2021	156,098	6/24/2021	302,108
6/9/2021	91,298	6/25/2021	475,304
6/10/2021	72,017

These sales occurred at prices ranging from $14.00 to $18.81 per share. The sales were conducted pursuant to a Rule 10b5-1 sales plan (“Sales Plan”) executed on October 8, 2020 with J.P. Morgan Securities LLC (“Broker”). Otherwise none of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Amendment No. 3.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

Item 7. Material to be Filed as Exhibits

No change.

CUSIP No. 87484T 108	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 25, 2021

AP TALOS ENERGY LLC

By:	Apollo Talos Holdings, L.P.

	By:	Apollo Advisors VII (APO DC), L.P.
its general partner

	By:	Apollo Advisors VII (APO DC-GP), LLC
its general partner

		By:	/s/ James Elworth
		Name:	James Elworth
		Title:	Vice President

And

By:	Apollo ANRP Advisors (APO DC), L.P.
its general partner

	By:	Apollo ANRP Advisors (APO DC-GP), LLC
its general partner

		By:	/s/ James Elworth
		Name:	James Elworth
		Title:	Vice President

AP TALOS ENERGY DEBTCO LLC

		By:	/s/ James Elworth
		Name:	James Elworth
		Title:	Vice President

And

CUSIP No. 87484T 108	13D

By:	Apollo ANRP Advisors (APO DC), L.P.
its general partner

	By:	Apollo ANRP Advisors (APO DC-GP), LLC
its general partner

		By:	/s/ James Elworth
		Name:	James Elworth
		Title:	Vice President

APOLLO TALOS HOLDINGS, L.P.

By:	Apollo Advisors VII (APO DC), L.P.
its general partner

	By:	Apollo Advisors VII (APO DC-GP), LLC
its general partner

		By:	/s/ James Elworth
		Name:	James Elworth
		Title:	Vice President

And

By:	Apollo ANRP Advisors (APO DC), L.P.
its general partner

	By:	Apollo ANRP Advisors (APO DC-GP), LLC
its general partner

		By:	/s/ James Elworth
		Name:	James Elworth
		Title:	Vice President

APOLLO MANAGEMENT VII, L.P

By:	AIF VII Management, LLC
its general partner

	By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

CUSIP No. 87484T 108	13D

AIF VII MANAGEMENT, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC
its general partner

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO COMMODITIES MANAGEMENT, L.P., WITH RESPECT TO SERIES I

By:	Apollo Commodities Management GP, LLC
its general partner

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO COMMODITIES MANAGEMENT GP, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President